Exhibit 12.1

MGE Energy, Inc.

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2005

(In thousands)

Earnings
Net Income	$ 32,091
Equity earnings	(4,741)
Income distribution from equity investees	3,550
Federal and state income taxes	19,871
Interest capitalized	(907)
Fixed charges	15,417
Total Earnings as Defined	65,281

Fixed Charges
Interest expense on long-term debt and other	$12,955
Interest on rentals*	907
AFUDC borrowed funds	155
Capitalized interest	907
Amortization of debt issuance costs	493
Total Fixed Charges	15,417

Ratio of Earnings to Fixed Charges	4.23x

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.